 Exhibit 99.13

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2020

 1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 5, 2020 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) for the three and nine months ended September 30, 2020, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q3 2020” and “Q3 2019” are to the three months ended September 30, 2020 and September 30, 2019, respectively, and all references to “YTD 2020” and “YTD 2019” are to the nine months ended September 30, 2020 and September 30, 2019, respectively. As well, this MD&A should be read in conjunction with the Company’s December 31, 2019 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various non-IFRS measures, such as C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Working Capital (Deficit), Available Liquidity, and Net Debt. Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

This MD&A contains “forward-looking information” that is subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such information will prove to be accurate, and actual results and future events may differ materially from those anticipated in such information. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on this forward-looking information. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of November 5, 2020, unless otherwise stated.

BUSINESS OVERVIEW

Ero, headquartered in Vancouver, B.C., is focused on copper production growth from the Vale do Curaçá Property, located in Bahia, Brazil. The Company’s primary asset is a 99.6% interest in the Brazilian copper mining company, Mineraҫão Caraíba S.A. (“MCSA”), 100% owner of the Vale do Curaçá Property with over 40 years of operating history in the region. The Company currently mines copper ore from the Pilar and Vermelhos underground mines. In addition to the Vale do Curaçá Property, MCSA owns 100% of the Boa Esperanҫa development project, an IOCG-type copper project located in Pará, Brazil and the Company owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Vale do Curaçá, Boa Esperanҫa and NX Gold properties, can be found on the Company’s website (www.erocopper.com) and on SEDAR (www.sedar.com).

Ero Copper Corp. September 30, 2020 MD&A	Page 1

HIGHLIGHTS

Operating Information	2020 - Q3	2020 - Q2	2020 - YTD	2019 - Q3	2019 - YTD
Copper (MCSA Operations)
Ore Processed (tonnes)	553,148	627,071	1,788,178	587,915	1,835,527
Grade (% Cu)	2.18	1.98	2.03	1.84	1.86
Cu Production (tonnes)	10,961	11,178	32,796	9,674	30,792
Cu Production (lbs)	24,163,829	24,642,935	72,301,862	21,326,717	67,884,499
Cu Sold in Concentrate (tonnes)	11,530	10,586	32,549	10,200	31,164
Cu Sold in Concentrate (lbs)	25,420,164	23,338,581	71,757,880	22,486,742	68,704,889
C1 cash cost of copper produced (per lb)	$0.63	$0.65	$0.66	$1.01	$0.99
Gold (NX Gold Operations)
Au Production (ounces)	9,436	8,739	26,041	4,356	24,391

C1 cash cost of gold produced (per ounce)	$421	$437	$478	$1,169	$621
Financial information ($millions, except per share amounts)
Revenues	$94.3	$70.8	$232.8	$60.6	$209.2
Gross profit	$59.6	$39.5	$129.8	$21.3	$86.0
EBITDA	$52.1	$23.4	$24.9	$35.1	$107.2
Adjusted EBITDA	$62.5	$42.4	$138.4	$27.3	$102.9
Cash flow from operations	$44.4	$42.5	$124.2	$29.5	$91.9
Net income (loss)	$31.4	$7.7	$(13.8)	$16.3	$47.0
Net income (loss) attributable to owners of the Company	$31.1	$7.5	$(14.2)	$16.3	$46.7
Net income (loss) per share attributable to owners of the Company
- Basic	$0.36	$0.09	$(0.16)	$0.19	$0.55
- Diluted	$0.34	$0.08	$(0.16)	$0.18	$0.51
Adjusted net income attributable to owners of the Company	$36.7	$20.3	$77.8	$10.2	$41.2
Adjusted net income per share attributable to owners of the Company
- Basic	$0.42	$0.24	$0.90	$0.12	$0.48
- Diluted	$0.40	$0.22	$0.85	$0.11	$0.45

Cash and Cash Equivalents	$54.3	$51.6	$54.3	$21.7	$21.7
Working Capital Deficit	$(9.4)	$(25.7)	$(9.4)	$6.4	$6.4
Net Debt	$(118.4)	$(130.9)	$(118.4)	$(133.4)	$(133.4)

Ero Copper Corp. September 30, 2020 MD&A	Page 2

Q3 2020 Highlights

Proactive mitigation of the potential impacts of the COVID-19 pandemic continued through Q3 2020

•	The Company continues to have no disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic to date. Extensive mitigation measures implemented during the first quarter of 2020 at the onset of the pandemic have continued through Q3 2020. Some of these measures include:

(i)	eliminating all non-essential travel to and from the Company’s mining operations;

(ii)	routine engagement with all suppliers and active stockpiling of key consumables to protect against any supply chain disruptions;

(iii)	reducing physical interaction throughout the organization as much as possible by closing administrative offices and moving to a work-from-home format, increasing social distancing by limiting the number of employees travelling on provided buses between the Company’s mining communities and mines, limiting the number of employees in the cafeteria at any given time, cancelling all group meetings, implementing social-distancing for essential line-out meetings and encouraging work-from-home and video/telephone conferencing where feasible;

(iv)	establishing COVID-19 committees with senior leadership and local health administrators for the regions in which the Company operates;

(v)	purchasing thousands of COVID-19 testing kits for the Company’s operations, with the donation of a portion of these test kits, as well as other personal protective equipment, to each of the Company’s local municipalities to facilitate rapid testing throughout each community; and,

(vi)	implementing wellness education, health screenings, and self-isolation protocols along with enhanced sanitization throughout the Company’s operations.

•	The Company bolstered its liquidity position at the onset of the pandemic, by drawing down its existing USD and BRL denominated credit facilities. At September 30, 2020, the Company has drawn down $14.0 million and R$57.0 million ($10.1 million) under various credit facilities as a proactive measure.

•	The Company ended the period with a robust cash position of $54.3 million in cash and cash equivalents – a quarter-on-quarter improvement of $2.7 million and a $10 million improvement since Q1 2020.

•	The Company continues to closely monitor the COVID-19 pandemic and is engaged in active operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

Strong operational performance at MCSA Operations – tracking full-year copper production guidance with 32,796 tonnes of copper produced YTD 2020

•	553,148 tonnes processed grading 2.18% copper producing 10,961 tonnes of copper in concentrate after metallurgical recoveries that averaged 90.8% during Q3 2020.

•	Quarter-on-quarter increase in processed copper grades driven by higher grade ore mined at the Vermelhos mine, where 227,963 tonnes were mined grading 3.76% copper during the period, a 15% improvement in copper grades mined as compared to the second quarter of 2020.

•	Another record quarterly C1 cash cost of $0.63 per pound of copper produced during Q3 2020, a quarter-on-quarter improvement of $0.02 per pound of copper produced (see Non-IFRS Measures).

Ero Copper Corp. September 30, 2020 MD&A	Page 3

MCSA exploration programs continued to deliver results ahead of cut-off date for the Company’s updated life-of-mine plan

•	26 drill rigs currently operating in the Curaçá Valley with an additional five drill rigs operating at the NX Gold Mine.

•	Completion of the Deepening Extension Project drill program within the Pilar Mine in support of the Company’s upcoming 2020 mineral resource, mineral reserve and life-of-mine plan updates. Drilling during the period continued to confirm continuity of the high-grade ‘Superpod’ and further extend high-grade copper mineralization below the known extent of the mine. Results during the period were highlighted by hole FC5378 that intersected 12.4 meters grading 2.82% copper including 2.0 meters grading 8.39% copper, 14.0 meters grading 1.80% copper including 2.0 meters grading 6.05% copper, and 4.4 meters grading 1.66% copper, hole FC5513 that intersected 21.1 meters grading 2.02% copper including 3.0 meters grading 4.36% copper and hole FC5514 that intersected 22.0 meters grading 2.14% copper including 9.0 meters grading 3.22% copper.

•	Within the Vermelhos District, two new zones of mineralization were discovered near the Vermelhos Mine during the period. These newly identified zones, when viewed in context with the previously identified Keel Zone of the Siriema deposit, suggest that multiple “stacked” mineralized structures may be present between the Siriema deposit and the Vermelhos Mine, representing a distance of approximately 700 meters on strike. Continuity is currently being evaluated within the target zone, which extends over 700 meters in a north-south direction between UG1 and Siriema, approximately 300 meters on east-west section and approximately 400 meters to depth. The new zones were highlighted during the period by hole FSI-40 at Siriema (a previously reported hole that was extended) that intersected 10.0 meters grading 4.50% copper, 0.68% nickel including 4.0 meters grading 8.53% copper, 1.25% nickel and hole FSI-99 that intersected 13.2 meters grading 1.92% copper, 0.78% nickel including 2.5 meters grading 5.73% copper, 3.33% nickel (Platinum Group Metals “PGM” assay results are pending). Beneath the UG1 mining area of the Vermelhos Mine, results were highlighted by hole FVS-608 that intersected 16.6 meters grading 0.95% copper and 7.0 meters grading 1.30% copper and FVS-905 that intersected 5.6 meters grading 0.84% copper and 3.1 meters grading 0.82% copper. Down-hole electromagnetic (“EM”) work and further drilling is ongoing with seven drill rigs being used to evaluate the full potential of these stacked structures to the north, south and to depth.

•	Eight drill rigs continue to focus on advancing the Company’s regional exploration program. While the COVID-19 pandemic has adversely impacted the pace of regional programs, the Company’s exploration group continues to uncover opportunities that warrant additional work. These efforts continue to focus on four interpreted mineral systems within the portfolio of targets defined by the Company’s comprehensive targeting work. Each of the new systems has an average strike length of 5 kilometers and contains multiple priority drill targets. The majority of the Company’s drill meterage is expected to be allocated to regional exploration during the fourth quarter.

Exploration of the Santo Antonio Vein at the NX Gold Mine continues to demonstrate continuity of mineralization in advance of updated life-of-mine plan

•	The Company continues to have success in demonstrating down-plunge continuity and extensions of the high-grade mineralization of the Santo Antonio Vein at the NX Gold Mine. The results were highlighted during the period by the best results drilled to date by the Company in hole SA85 that intersected 6.5 meters grading 17.11 grams per tonne gold, the highest grade-meter intercept drilled by the Company at the NX Gold Mine to date, further confirming continuity of a thicker core of high-grade mineralization at depth and hole SA83: 5.8 meters grading 17.79 grams per tonne gold, the deepest intercept drilled to date within the Santo Antonio Vein.

Ero Copper Corp. September 30, 2020 MD&A	Page 4

Q3 2020 Financial Report

•	Record cash flows from operations: Q3 2020 cash flows from operations was a record $44.4 million, an increase of $14.9 million from $29.5 million in Q3 2019.

•	Adjusted earnings per share (see Non-IFRS Measures): Q3 2020 adjusted earnings per share was $0.42 and $0.40, on a basic and diluted basis, respectively, compared with Q3 2019 adjusted earnings per share of $0.12 and $0.11, on a basic and diluted basis, respectively.

•	Unrealized foreign exchange losses: Q3 2020 financial results were impacted by the decline of the BRL against the USD in comparison to the end of the first quarter of 2020, mainly through the change in the mark-to-market valuation of derivatives used to hedge BRL revenues. During Q3 2020, the Company recognized a $1.1 million non-cash valuation loss on its USD/BRL foreign exchange collars.

-	The Company uses these structures to hedge Brazilian Real denominated revenues. As a result of the COVID-19 pandemic and its impact on macro-economic interrelationships, there was a continual decline of BRL versus USD from the end of the first quarter and an increase in implied volatility of the BRL versus USD.

-	Generally accepted accounting standards dictate that the liability be recognized at fair value, which requires management to estimate fair value using a Black-Scholes valuation methodology and assumptions for the foreign exchange rate and volatility.

-	The Company does not believe that this impact on the income statement reflects the underlying profitability of the Company as it provides no offset for the expected future benefits of a lower BRL/USD exchange rate on operating costs and capital expenditures of the Company’s underlying business. These benefits may outweigh the Company’s projected hedge losses that may result from these liabilities.

REVIEW OF OPERATIONS

Mineração Caraíba S.A. (Vale do Curaçá):

Operating Information	2020 - Q3	2020 - Q2	2020 - YTD	2019 - Q3	2019 - YTD
Copper (MCSA Operations)
Ore Processed (tonnes)	553,148	627,071	1,788,178	587,915	1,835,527
Grade (% Cu)	2.18	1.98	2.03	1.84	1.86
Cu Production (tonnes)	10,961	11,178	32,796	9,674	30,792
Cu Production (lbs)	24,163,829	24,642,935	72,301,862	21,326,717	67,884,499
Concentrate Grade (% Cu)	34.0	34.0	33.8	33.7	34.7
Recovery (%)	90.8	90.0	90.2	89.2	90.4
Concentrate Sales (tonnes)	34,324	31,138	96,591	29,142	89,040
Cu Sold in Concentrate (tonnes)	11,530	10,586	32,549	10,200	31,164
Cu Sold in Concentrate (lbs)	25,420,164	23,338,581	71,757,880	22,486,742	68,704,889
C1 cash cost of copper produced (per lb)	$0.63	$0.65	$0.66	$1.01	$0.99

MCSA operations continued to perform well during Q3 2020, with stable quarter-on-quarter amounts of contained copper mined and processed, achieved as a result of higher copper grades mined and processed relative to the prior period, offsetting a decrease in tonnes. At the Pilar Mine, 375,296 tonnes of ore were mined grading 1.36% copper during Q3 2020 (as compared to 371,794 tonnes of ore mined grading 1.40% copper during the second quarter). At the Vermelhos Mine, 227,963 tonnes of ore were mined grading 3.76% copper during the third quarter (as compared to 253,349 tonnes of ore were mined grading 3.26% copper during the second quarter). In total, contributions from both mines during the period resulted in 603,259 tonnes of ore mined grading 2.27% copper. Year-to-date in 2020, a total of 1,810,427 tonnes of ore was mined grading 2.06% copper. Quarter-on-quarter changes in both tonnes and grades mined continue to reflect anticipated stope sequencing.

At the Company’s milling operations within the Curaçá Valley, 553,148 tonnes of ore grading 2.18% copper was processed during Q3 2020 with average metallurgical recoveries of 90.8%. Year-to-date in 2020, a total of 1,788,178 tonnes of ore grading 2.03% copper was processed, resulting in 32,796 tonnes of copper produced after average metallurgical recoveries of 90.2%. Improving metallurgical recoveries remains a priority of the Company in 2020. The Company’s high-intensity grinding (“HIG”) mill circuit arrived on site and installation was completed in Q2 2020. Commissioning of the new regrind mill circuit occurred during Q3 2020 using a combination of both on-site commissioning teams paired with virtual engineering support due to global travel restrictions. Hand-over to operations occurred in early September 2020 contributing to recoveries that averaged 92.0% during the month – a record in 2020. While optimization and feed system integration work remain ongoing, the Company continues to expect an improvement in metallurgical recoveries during the fourth quarter and in the future as a result of the successful, albeit preliminary indicative results to date.

Ero Copper Corp. September 30, 2020 MD&A	Page 5

C1 cash costs per pound of copper produced averaged a record low $0.63 per pound of copper produced during Q3 2020, reflecting strong operational performance at the Company’s MCSA operations, continued weakness of the BRL versus the US Dollar and strength in the prices of gold and silver produced as by-products. Combined, these factors contributed to a $0.02 decrease in C1 cash costs per pound of copper produced as compared to Q2 2020 and a $0.38 decrease as compared to Q3 2019. Year-to-date C1 cash costs have averaged $0.66 per pound of copper produced – a $0.33 decrease as compared to the same comparative period in 2019.

During Q3 2020, the Company completed its comprehensive ore sorting trial campaign highlighting excellent results for materials sources tested, and confirmatory testing of additional deposits remains ongoing. Since commissioning of the Company’s ore sorting unit in Q1 2020, approximately 29,000 tonnes of material from eight sources within the Curaçá Valley, representing a range of grade profiles, have been tested. The results are highlighted by upgrade ratios of up to 4.5x achieved for high-grade samples tested within the Vermelhos Mine and for high-grade samples from the Pilar Mine at minimal copper loss after sorting, averaging only 9.8% for screened sorter feed samples. In addition, upgrade ratios of approximately 1.4x to 2.0x were achieved for several open pit deposits throughout the Curaçá Valley with slightly higher copper losses, averaging 15.5% to 26.0%, for screened sorter feed samples tested at the Surubim and Suçuarana Mines, low-grade development material from within the Pilar Mine and material from a historic Angicos Mine stockpile. Based on the success of the trial campaign, ore sorting is expected to be integrated into the Company’s upcoming life-of-mine plan update with a focus on implementing the technology within the Vermelhos District due to the excellent response to ore sorting and potential savings in transport costs. Potential ancillary benefits of ore sorting implementation include reduced consumption of fresh-water, diesel and electricity and reduced flotation tailings generated per tonne of copper produced – substantially advancing towards achieving the Company’s long-term environmental and sustainability commitments within the Curaçá Valley. Please refer to the Company’s press release dated September 30th, 2020 for complete results.

The Company’s organic growth strategy remains supported by one of the world’s largest exploration programs. 26 drill rigs are currently operating in the Curaçá Valley, including nine within the Pilar District, 11 in the Vermelhos District, and there are currently eight drill rigs operating on regional exploration targets in the Curaçá Valley, including regional exploration targets within the Pilar and Vermelhos Districts.

During Q3 2020, the Company continued to focus its exploration efforts on three primary exploration areas within the Curaçá Valley (please refer to the Company’s press release dated September 22, 2020). These areas include:

(i)	systematic drilling of a new ‘Superpod’ within the Pilar Mine Deepening zone that continues to demonstrate high-grade continuity outside the previously known limits of mineralization within the mine;

(ii)	extensional drilling of the Vermelhos System, both beneath the main deposits of the Vermelhos Mine and to depth within the Siriema deposit, both of which continue to demonstrate continuity of mineralization and the potential for multiple “stacked” high-grade lenses; and,

(iii)	regional work is progressing according to plan and is currently focused on four new systems within the Curaçá Valley.

Ero Copper Corp. September 30, 2020 MD&A	Page 6

In the Pilar Mine, exploration activities during the period focused on extending the limits of high-grade ‘Superpod’ mineralization of the Deepening Extension zone and upgrading mineral resources in preparation of the Company’s updated mine plan. Drilling during the period continued to demonstrate continuity of high-grade mineralization and wide-open potential at depth. The Company has identified a mineralized area within the Deepening Extension zone that extends over approximately 900 meters in strike length, over a total depth of approximately 525 meters and over an average thickness ranging from 10 to 20 meters with localized thickening throughout the zone. Within the total strike length, a higher-grade continuous zone with a strike-length of approximately 400 to 500 meters is emerging in the central and northern segments of the target area. The zone remains open to the north and to depth. There are currently five underground exploration drill rigs systematically drilling the defined exploration target area within the Deepening Extension zone. Due to the limits of underground infrastructure to the north, the Company has commenced a surface drill program utilizing directional drilling technology to evaluate the mineralized potential of the Deepening Project north of section 57, the most northern extent of known mineralization to date. Engineering studies to further progress the development of this new zone within the mine remain on track for inclusion into the Company’s updated mine plan, currently expected during the fourth quarter of 2020.

In the Vermelhos District, approximately 80 kilometers to the north of the Caraíba Mill complex, which includes the high-grade operating Vermelhos Mine, drilling is focused on both near-mine extensional drilling as well as new regional targets identified during the Company’s regional airborne survey and subsequent data compilation work of the broader Vermelhos System – a north-south trend encompassing the Vermelhos Mine, East Zone, Siriema N8/N9 deposit, and several high priority targets that extends over ten kilometers in strike length.

As a result of systematic near-mine drilling and ongoing downhole EM work and continued testing down-plunge of the previously announced Siriema Conduit, two new zones of mineralization were discovered – one to the northwest of the Siriema deposit and offset by approximately 120 meters, and the second to the southwest of the UG1 orebody of the Vermelhos Mine. These new zones, when viewed in context with the previously announced Keel Zone of Siriema and prior Siriema conduit drill results, suggest that multiple “stacked” mineralized structures may be present between the Siriema deposit and the Vermelhos Mine, a distance of approximately 700 meters in strike-length. Seven surface drill rigs are currently focused on evaluating continuity within this target zone, which extends approximately 700 meters in a north-south direction between Siriema and UG1, approximately 300 meters on east-west section and approximately 400 meters to depth. In addition, the Company continues to conduct wide-spaced, down-plunge, 200 meter step-out exploration drilling along the Siriema conduit to depth. To date, mineralization has now been encountered from surface to a depth of approximately 620 meters below surface and over variable thicknesses from sub 1 meter up to 20 meters.

The Siriema deposit, the newly identified zone beneath the UG1 orebody of the Vermelhos Mine, and the 700 meter structural corridor between Siriema and UG1 remains open to depth and along strike where drilling and down-hole EM work continue to evaluate the potential for higher-grade and thicker mineralization.

The Company’s multi-element inductively coupled plasma mass spectrometry (“ICP”) unit is operational and is in the process of ramping up daily sample volumes and ensuring quality-assurance quality-control (“QA/QC”) with third-party umpire assays, as scheduled. Once fully integrated, the addition to the laboratory is expected to significantly reduce cost and, more importantly, turn-around time for platinum group metal assay results.

Ero Copper Corp. September 30, 2020 MD&A	Page 7

NX Gold S.A.

Operating Information	2020 - Q3	2020 - Q2	2020 - YTD	2019 - Q3	2019 - YTD
Gold (NX Gold Operations)
Ore mined (tonnes)	41,749	39,108	117,067	33,601	113,818
Ore milled (tonnes)	41,749	39,108	117,067	34,813	115,068
Head grade (grams per tonne Au)	7.64	7.75	7.72	4.51	7.23
Recovery (%)	92.0%	89.6%	89.7%	86.2%	91.2%

Gold ounces produced (oz)	9,436	8,739	26,041	4,356	24,391
Silver ounces produced (oz)	5,736	5,327	15,931	2,909	15,326

Gold sold (oz)	9,845	8,384	25,755	4,579	23,945
Silver sold (oz)	5,982	5,132	15,759	2,999	14,895
C1 cash cost of gold produced (per ounce)	$421	$437	$478	$1,169	$621

At the NX Gold Mine, continued quarter-on-quarter improvement in tonnes mined, along with improved metallurgical performance, contributed to increased gold production during the period. Production during Q3 2020 totaled 9,436 ounces of gold and 5,736 ounces of silver (as by-product) from total mill feed of 41,749 tonnes grading 7.64 g/t gold after metallurgical recoveries of 92.0% during the period. Ore mined and gold production improved in Q3 2020 by 7% and 8%, respectively relative to the second quarter of 2020, and gold production increased by 20% as compared to the first quarter of 2020. These improvements are driven by both increases in the number of working faces in operation within the Santo Antonio Vein and improved metallurgical recoveries. The NX Gold Mine achieved record quarterly C1 cash costs during Q3 2020 of $421 per ounce of gold produced, resulting in year-to-date C1 cash costs of $478 per ounce of gold produced.

Year-to-date, the NX Gold Mine has produced 26,041 ounces of gold predominantly from the lower panel of the Santo Antonio Vein. Development and production stopes originally scheduled to be mined from the upper panel of the vein encountered sub-optimal ground conditions, and as a result only limited production in this area has been achieved due to inherited constraints associated with current mining methods and ground support capabilities. While some of this decline in production has been offset by increasing production from other areas within the vein, full year production is expected to be less than anticipated. In order to recover production from this area later in the mine’s life as well as enhance mine recovery in the future, paste-characterization testwork, engineering, and mine-design studies for integration of a modular paste-fill plant into the operations going forward were completed during the period. While a modest investment of approximately US$2 million, the Company views this investment as a significant step towards securing long-term production stability and extending the life of mine for NX Gold – initiatives that are expected to be reflected in the Company’s upcoming life-of-mine plan update which remains on track for completion in the fourth quarter of 2020. As a result of these constraints, the Company has revised its full-year guidance to reflect a delay in mining of these areas, pending installation and integration of paste-fill into the operations. The system is expected to be operational during the second half of 2021.

Exploration at the NX Gold Mine has continued to focus primarily on testing down-plunge extensions of the Santo Antonio Vein. Drill results during the period further extended the known extent of mineralization within the Santo Antonio Vein down-plunge. Results are highlighted by the best results drilled to date by the Company at NX Gold on a grade-meter intercept basis as well as the deepest intercept drilled within the Santo Antonio Vein drilled to date. In addition, the first regional exploration campaign continued to progress at the NX Gold Mine during the period. Currently, five drill rigs are operating on the property.

Ero Copper Corp. September 30, 2020 MD&A	Page 8

Financial Update

Revenue: Revenues from the Company’s copper operations at MCSA increased by 39.1% from $54.3 million in Q3 2019 to $75.6 million in Q3 2020. The increase in revenue was primarily attributed to higher average realized copper prices over the comparative period.

Revenues from the Company’s gold operations at NX Gold increased 197.9% from $6.3 million in Q3 2019 to $18.8 million in Q3 2020. The increase was a result of increased sales volume and increased gold prices over the comparative period.

Mine gross profit: Mine gross profit from the Company’s copper operations at MCSA totaled $46.3 million in Q3 2020 compared to $21.0 million in Q3 2019. The increase in mine gross profit was primarily driven by a decrease in cash costs over the comparative period as a result of a significant weakening of the BRL versus the USD. The Company also recognized mine gross profit of $13.3 million in Q3 2020 compared to $0.3 million in Q3 2019 from its gold operations at NX Gold.

Net income: The Company recognized net income of $31.4 million (basic net income per share of $0.36) in Q3 2020 compared to a net income of $16.3 million in Q3 2019 (basic net income per share of $0.19). The increase in net income was primarily attributable to an increase in revenues from higher sales volume and decrease in cash costs over the comparative period from the significant weakening of the BRL versus the USD.

2020 Guidance/Outlook

•	The Company is reaffirming its 2020 production guidance for the Curaçá Valley operations of 41,000 to 43,000 tonnes of copper in concentrate.

•	At the Curaçá Valley operations, the Company is maintaining its previously revised C1 cash costs guidance range[1] of US$0.70 to US$0.85 per pound of copper produced, but expects C1 cash costs for the full year to be near or slightly below the low-end of the range.

•	Non-exploration capital expenditure guidance of US$56 to US$68 million[1] is maintained at the Curaçá Valley operations, and the Company expects full year capital to be near the high-end of the range as the Company prepares for a meaningful extension of the Company’s life-of-mine operating plan.

•	2020 exploration program expenditures[2] have been increased by approximately US$5 million at the Curaçá Valley operations, to between US$25 million and US$30 million and by approximately US$2 million at the NX Gold Mine, to between US$3 million and US$5 million. These increases reflect continuity and expansions of its ongoing exploration campaigns at both MCSA and the NX Gold Mine during the fourth quarter of 2020.

•	The Company is lowering its 2020 production guidance for the NX Gold Mine to 36,000 to 37,000 ounces of gold but is maintaining its previously revised C1 cash costs guidance range[1] of US$425 to US$525 per ounce of gold produced. Capital expenditure guidance has been increased by a modest US$2 million to between US$9 and US$11 million for NX Gold as a result of the initiation of several growth projects, including the installation of a modular paste-fill plant.

[1]	Refer to the Company’s press release dated May 7, 2020 for complete details of previously revised operating and capital cost guidance.
[2]	Previous exploration capital expenditure guidance for 2020 was only forecast through September of 2020 whereas the Company’s newly revised exploration guidance includes expected exploration expenditures through the entirety of the year.

Ero Copper Corp. September 30, 2020 MD&A	Page 9

2020 Production Outlook

Production guidance for the Company’s Curaçá Valley operations remains unchanged. Copper production is expected to come from ore mined from the Pilar and Vermelhos underground mines. While the Company expects total recovered copper production to be within its guidance range, production is tracking to be slightly above forecast tonnes processed and slightly below forecast copper grades; however, these variances are expected to be within the levels of accuracy intrinsic to the Company’s annual operating guidance.

The Company is lowering its full year production guidance for its NX Gold operations as a result of difficult ground conditions encountered in the upper panel of the Santo Antonio Vein. The Company expects to recover this production later in the mine’s life through the installation of a modular paste-fill plant and associated infrastructure once operational during the second half of 2021.

	2020 Original Guidance	Revised 2020 Guidance[1]
Curaçá Valley Operations
Tonnes Processed	2,150,000	(no change)
Copper Grade (% Cu)	2.15%	(no change)
Copper Recovery (%)	91.0%	(no change)
Cu Production Guidance (000 tonnes)	41.0 – 43.0	(no change)

NX Gold Operations
Tonnes Processed	150,000	165,000
Gold Grade (gpt)	9.00	7.70
Gold Recovery (%)	90.0%	90.0%
Au Production Guidance (000 ounces)	38.0 – 40.0	36.0 – 37.0

Footnotes:

[1] Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR filings for complete risk factors, including the AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2020 Cash Cost Guidance

The Company is maintaining its previously revised operating cost guidance ranges, but expects C1 cash costs for the full year to be near or slightly below the low-end of the range at its Curaçá Valley operations due to strong operational performance to date, prevailing foreign exchange rates and elevated gold and silver prices.

	2020 Guidance	2020 Revised Guidance
Curaçá Valley C1 Cash Cost Guidance (US$/lb)[1]	$0.85 - $0.95	$0.70 - $0.85
NX Gold Mine C1 Cash Cost Guidance (US$/oz)[1]	$475 - $575	$425 - $525

[1] C1 Cash Costs of copper produced (per lb.) and C1 Cash Costs of gold produced (per oz.) are non-IFRS measures – Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

Ero Copper Corp. September 30, 2020 MD&A	Page 10

2020 Capital Expenditure Guidance

The Company is further revising its 2020 capital guidance to reflect the continuity and expansion of its ongoing exploration campaigns both at MCSA and at the NX Gold Mine during the fourth quarter. Non-exploration capital expenditures are expected to be at the high-end of the Company’s previously revised guidance ranges as the Company prepares for meaningful extensions of the Company’s life-of-mine operating plans at both MCSA and NX Gold as well as initiation of several growth projects, such as the installation of a modular paste-fill plant at NX Gold, which are expected to be included in these plans. Capital expenditure guidance is presented below in USD millions.

Curaçá Valley Operations	Original 2020 Guidance	Previously Revised 2020 Guidance	Newly Revised 2020 Guidance
Pilar Mine and Caraíba Mill Complex[1]	$58.0	$45.0 – $55.0	(no change)
Vermelhos Mine	$16.0	$11.0 – $13.0	(no change)
Boa Esperanҫa Project	$0.2	$0.2 – $0.2	(no change)
Capital Expenditure Guidance	$74.2	$56.2 – $68.2	(no change)
Curaçá Valley Exploration[2]	$28.0	$20.0 – $25.0	$25.0 – $30.0

NX Gold Operations	Original 2020 Guidance	Previously Revised 2020 Guidance	Newly Revised 2020 Guidance
Capital Expenditure Guidance	$5.7	$7.0 – $9.0	$9.0 – $11.0
Exploration[2]	$3.5	$2.0 – $3.0	$3.0 – $5.0
Total, NX Gold	$9.2	$9.0 – $12.0	$12.0 – $16.0

[1]	Pilar Mine and Caraíba Mill Complex capital expenditure guidance for 2020 includes completion of the high-intensity grinding mill and operation of the ore-sorting pilot plant.
[2]	Exploration capital expenditure guidance for 2020 in the original and previously revised guidance was only forecast through September of 2020, whereas the Company’s newly revised 2020 exploration guidance includes expected exploration expenditures through the entirety of the year.

Mineração Caraíba S.A.

Copper production from the Curaçá Valley operations for 2020 is expected to be between 41,000 and 43,000 tonnes, with ore fed solely from the Pilar and Vermelhos underground mines. Production from the Pilar Mine is expected to contribute a total of approximately 1.4 million tonnes grading 1.40% copper while production from the Vermelhos Mine is expected to contribute a total of approximately 750,000 tonnes grading 3.50% copper resulting in a blended mill head grade of approximately 2.15% copper. While the Company expects total recovered copper production to be within its guidance range, production is tracking to be slightly above forecast tonnes processed and slightly below forecast copper grades; however, these variances are expected to be within the levels of accuracy intrinsic to the Company’s annual operating guidance.

NX Gold S.A.

Approximately 165,000 tonnes of ore are expected to be mined and processed from the Santo Antonio Vein in 2020 at an average grade of 7.70 grams per tonne of gold. After average metallurgical recoveries of 90.0%, gold production from the NX Gold Mine is expected to be between 36,000 and 37,000 ounces.

Boa Esperança

A full review of the Boa Esperança Feasibility Study[1] remains ongoing with the goal of extending the potential mine life and increasing copper production among other desktop optimization initiatives. As a result of an ongoing internal technical review, several potential opportunities were identified to optimize and further realize the potential of the Boa Esperança project, including, but not limited to:

Ero Copper Corp. September 30, 2020 MD&A	Page 11

•	Separating high-grade and low-grade copper domains within the mineral resource estimate to better optimize mining sequence, mineral reserve conversion and improve overall project economics;

•	Increasing the overall size of the open pit, targeting an increase in in-pit mineral reserves, extension of mine life and an increase in life-of-mine copper production;

•	Implementing bulk ore-sorting with the goal of enhancing mine selectivity; and,

•	Re-designing processing plant reflecting optimization initiatives around selective mining and the implementation of ore-sorting.

The Company’s technical team continues to actively review these opportunities and is making headway in advancing them into actionable deliverables. Should this work continue to yield favorable results, the Company will commission an Optimized Feasibility Study (“OFS”), incorporating these initiatives. The Company expects to provide additional guidance on these developments during the first half of 2021.

[1] As defined herein under “NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION”.

Ero Copper Corp. September 30, 2020 MD&A	Page 12

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q3 2020 and Q3 2019. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended	Three months ended
	Notes	September 30, 2020	September 30, 2019
Revenue	1	$94,328	$60,640
Cost of product sold	2	(33,337)	(38,378)
Sales expenses		(1,386)	(953)

Gross profit		59,605	21,309
Expenses
General and administrative	3	(6,186)	(6,360)
Share-based compensation		(1,743)	(1,353)
Income before the undernoted		51,676	13,596

Other income (expenses)
Finance income		204	101
Finance expense	4	(3,397)	(5,206)
Foreign exchange loss	5	(8,703)	(10,866)
Recovery of value added taxes	6	-	21,584
Other expense		(1,531)	(77)
Income before income taxes		38,249	19,132

Income tax expense
Current		(1,742)	(1,517)
Deferred		(5,064)	(1,308)
	7	(6,806)	(2,825)
Net income for the period		31,443	16,307

Other comprehensive income (loss)
Foreign currency translation loss	8	(5,272)	(12,757)
Comprehensive income		$26,171	$3,550

Net income attributable to:
Owners of the Company		$31,063	$16,280
Non-controlling interests		380	27
		$31,443	$16,307
Comprehensive income (loss) attributable to:
Owners of the Company		$25,812	$3,574
Non-controlling interests		359	(24)
		$26,171	$3,550
Net income per share attributable to owners of the Company
Net income per share
Basic		$0.36	$0.19
Diluted		$0.34	$0.18
Weighted average number of common shares outstanding
Basic		86,448,318	85,505,675
Diluted		91,961,897	91,320,363

Cash and cash equivalents		$54,341	$21,716
Total assets		$439,408	$414,499
Non-current liabilities		$201,336	$200,323

Ero Copper Corp. September 30, 2020 MD&A	Page 13

Notes:

1.	Revenues for Q3 2020 from copper sales was $75.6 million (Q3 2019 - $54.3 million), which included the sale of 11,530 copper tonnes in concentrate as compared to 10,200 copper tonnes for Q3 2019. The increase in revenues is primarily attributed to higher realized prices from higher grade of ore processed and higher volume of concentrate sold. Revenues for Q3 2020 from gold sales was $18.8 million (Q3 2019 - $6.3 million), which included the sale of 9,845 ounces of gold, compared to 4,579 ounces of gold for Q3 2019, at a significantly higher average gold price than in the comparative quarter.

2.	Cost of product sold for Q3 2020 from copper sales was $28.2 million (Q3 2019 - $32.4 million) which consisted of $9.6 million (Q3 2019 - $9.7 million) in depreciation and depletion, $5.8 million (Q3 2019 - $7.5 million) in salaries and benefits, $3.9 million (Q3 2019 - $4.6 million) in materials and consumables, $3.6 million (Q3 2019 - $4.6 million) in contracted services, $3.6 million (Q3 2019 - $3.5 million) in maintenance costs, $1.6 million (Q3 2019 - $2.3 million) in utilities, and nominal (Q3 2019 - $0.2 million) other costs.

Cost of product sold for Q3 2020 from gold sales was $5.2 million (Q3 2019 - $6.0 million) which primarily comprised of $1.3 million (Q3 2019 - $1.7 million) in salaries and benefits, $1.0 million (Q3 2019 - $0.9 million) in materials and consumables, $1.0 million (Q3 2019 - $0.7 million) in contracted services, $0.8 million (Q3 2019 - $1.1 million) in depreciation and depletion, and $0.6 million (Q3 2019 - $1.0 million) in maintenance costs, $0.5 million (Q3 2019 - $0.6 million) in utilities.

The overall decrease in cost of product sold in Q3 2020 as compared to Q3 2019 is primarily attributable to the weakened BRL, in which cost is incurred, against the USD, in which cost is reported.

3.	General and administrative expenses for Q3 2020 include $3.3 million (Q3 2019 - $3.6 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $0.5 million (Q3 2019 - $0.5 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $2.4 million (Q3 2019 - $2.3 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $1.6 million (Q3 2019 - $1.7 million) in salaries, incentive payments, and consulting fees, $0.4 million (Q3 2019 - $0.3 million) in travel-related costs, and $0.3 million (Q3 2019 - $0.2 million) in office and sundry costs. General and administrative expenses in Q3 2020 were comparable to that in Q3 2019, with certain cost increases reflecting the growth of operations being offset by the weakened BRL, in which cost is incurred, against the USD, in which cost is reported.

4.	Finance expense for Q3 2020 was $3.4 million (Q3 2019 - $5.2 million) and is primarily comprised of interest on loans at the corporate head office of $1.7 million (Q3 2019 - $2.1 million), interest on loans and borrowings at MCSA and NX Gold of $0.9 million (Q3 2019 - $0.6 million), other finance expense of $0.6 million (Q3 2019 - $1.3 million), accretion of the asset retirement obligations of $0.2 million (Q3 2019 - $1.0 million), and a nominal loss on interest rate swap derivative (Q3 2019 - $0.2 million).

5.	Foreign exchange loss for Q3 2020 was $8.7 million (Q3 2019 - $10.9 million). This amount is primarily comprised of a realized foreign exchange loss on derivative contracts of $6.0 million (Q3 2019 - $0.8 million), a foreign exchange loss on USD denominated debt of $2.0 million (Q3 2019 - $9.6 million) in MCSA for which the functional currency is the BRL, and a foreign exchange loss on unrealized derivative contracts of $1.1 million (Q3 2019 - $1.4 million). The foreign exchange losses were primarily a result of a strengthening of the USD against the Brazilian Real during a time of worldwide instability as a result of the COVID-19 pandemic. The foreign exchange loss on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.	In Q3 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including taxes on future sales.

7.	In Q3 2020, the Company recognized $6.8 million in income tax expense (Q3 2019 - $2.8 million). Income taxes from operations are partially offset by the recognition of temporary deductible differences associated with MCSA’s unrealized foreign exchange losses on derivatives and loans and borrowings denominated in USD.

8.	The foreign currency translation loss is a result of a strengthening of the USD against the BRL during a time of worldwide instability as a result of the COVID-19 pandemic when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. September 30, 2020 MD&A	Page 14

The following table provides a summary of the financial results of the Company for YTD 2020 and YTD 2019. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Nine months ended	Nine months ended
	Notes	September 30, 2020	September 30, 2019
Revenue	1	$232,833	$209,155
Cost of product sold	2	(99,262)	(119,800)
Sales expenses		(3,782)	(3,367)
Gross profit		129,789	85,988

Expenses
General and administrative	3	(19,762)	(20,110)
Share-based compensation		(6,515)	(4,488)
Income before the undernoted		103,512	61,390

Other income (expenses)
Finance income		1,201	343
Finance expense	4	(12,893)	(18,414)
Foreign exchange loss	5	(106,947)	(9,571)
Loss on debt settlement	6	-	(1,783)
Recovery of value added taxes	7	-	21,584
Other income (expense)		(3,026)	1,080
Income (loss) before income taxes		(18,153)	54,629

Income tax recovery (expense)
Current		(5,631)	(8,413)
Deferred		9,940	830
	8	4,309	(7,583)
Net income (loss) for the period		(13,844)	47,046

Other comprehensive income (loss)
Foreign currency translation loss	9	(69,232)	(11,469)
Comprehensive income (loss)		$(83,076)	$35,577

Net income (loss) attributable to:
Owners of the Company		$(14,164)	$46,714
Non-controlling interests		320	332
		$(13,844)	$47,046
Comprehensive income (loss) attributable to:
Owners of the Company		$(83,119)	$35,291
Non-controlling interests		43	286
		$(83,076)	$35,577
Net income (loss) per share attributable to owners of the Company
Net income (loss) per share
Basic		$(0.16)	$0.55
Diluted		$(0.16)	$0.51
Weighted average number of common shares outstanding
Basic		86,048,450	85,117,603
Diluted		86,048,450	91,006,581

Ero Copper Corp. September 30, 2020 MD&A	Page 15

Notes:

1.	Revenues for YTD 2020 from copper sales was $188.3 million (YTD 2019 - $178.5 million), which included the sale of 32,549 copper tonnes in concentrate as compared to 31,164 copper tonnes for YTD 2019. The increase in revenues is primarily attributed to higher volume of concentrate sold. Revenues for YTD 2020 from gold sales was $44.6 million (YTD 2019 - $30.6 million), which included the sale of 25,755 ounces of gold, compared to 23,945 ounces of gold for YTD 2019, at a significantly higher average gold price than the preceding comparative period.

2.	Cost of product sold for YTD 2020 from copper sales was $83.8 million (YTD 2019 - $100.0 million) which consisted of $27.7 million (YTD 2019 - $29.0 million) in depreciation and depletion, $18.4 million (YTD 2019 - $24.3 million) in salaries and benefits, $11.4 million (YTD 2019 - $13.3 million) in materials and consumables, $11.8 million (YTD 2019 - $16.2 million) in contracted services, $9.4 million (YTD 2019 - $10.2 million) in maintenance costs, $4.8 million (YTD 2019 - $6.5 million) in utilities, and $0.3 million (YTD 2019 - $0.5 million) in other costs.

Cost of product sold for YTD 2020 from gold sales was $15.5 million (YTD 2019 - $19.8 million) which primarily comprised of $4.1 million (YTD 2020 - $5.0 million) in salaries and benefits, $2.6 million (YTD 2019 - $2.0 million) in contracted services, $1.7 million (YTD 2019 - $3.1 million) in maintenance costs, $2.9 million (YTD 2019 - $2.8 million) in materials and consumables, $2.4 million (YTD 2019 - $5.0 million) in depreciation and depletion, $1.7 million (YTD 2019 - $1.7 million) in utilities, and $0.1 million (YTD 2019 - $0.2 million) in other costs.

The overall decrease in cost of product sold for YTD 2020 as compared to YTD 2019 is primarily attributable to the weakened BRL, in which cost is incurred, against the USD, in which cost is reported.

3.	General and administrative expenses for YTD 2020 include $11.9 million (YTD 2019 - $10.7 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $1.1 million (YTD 2019 - $1.8 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $6.7 million (YTD 2019 - $7.6 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $4.8 million (YTD 2019 - $5.3 million) in salaries, incentive payments, and consulting fees, $0.7 million (YTD 2019 - $0.7 million) in office and sundry costs, and $0.6 million (YTD 2019 - $0.9 million) in travel-related costs. General and administrative expenses in YTD 2020 were comparable to that in YTD 2019, reflecting the growth of operations, particularly at MCSA, which included higher headcounts, incentive payments for exceeding board-mandated performance targets, as well as rate increases related to annual union contract negotiations at MCSA, partially offset by lower general and administrative expenses at the corporate head office from reduced consulting fees and travel-related costs during a period of pandemic-imposed travel restrictions, and the weakening of the BRL, in which cost is incurred, against the USD, in which cost is reported.

4.	Finance expense for YTD 2020 was $12.9 million (YTD 2019 - $18.4 million) and was primarily comprised of interest on loans at the corporate head office of $5.2 million (YTD 2019 - $6.3 million), interest on loans and borrowings at MCSA and NX Gold of $2.6 million (YTD 2019 - $2.2 million), other finance expenses of $2.2 million (YTD 2019 - $3.8 million), loss on interest rate swap derivative of $2.0 million (YTD 2019 - $2.0 million), and accretion of asset retirement obligations of $0.7 million (YTD 2019 - $3.7 million).

5.	Foreign exchange loss for YTD 2020 was $106.9 million (YTD 2019 - $9.6 million). This amount was primarily comprised of a foreign exchange loss on unrealized derivative contracts of $62.2 million (YTD 2019 - $1.7 million), a foreign exchange loss on USD denominated debt of $31.9 million (YTD 2019 - $8.2 million) in MCSA for which the functional currency is the BRL, and a realized foreign exchange loss on derivative contracts of $13.0 million (YTD 2019 - $0.1 million). The foreign exchange losses were primarily a result of a strengthening of the USD against the BRL during a time of worldwide instability as a result of the COVID-19 pandemic. The foreign exchange loss on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.	In YTD 2019, the Company recognized a loss on debt settlement of $1.8 million, which represented the difference between the accounting fair value made to legally extinguish a bank loan held by MCSA and the carrying value of the loan at the time.

7.	In YTD 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including taxes on future sales.

8.	In YTD 2020, the Company recognized a $4.3 million income tax recovery (YTD 2019 - income tax expense of $7.6 million), primarily resulting from the recognition of temporary deductible differences associated with MCSA’s unrealized foreign exchange losses on derivatives and loans and borrowings denominated in US dollars.

9.	The foreign currency translation loss is a result of a strengthening of the USD against the BRL during a time of worldwide instability as a result of the COVID-19 pandemic when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. September 30, 2020 MD&A	Page 16

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	2020			2019			2018
Selected Financial Information	Sept 30	June 30 (1)	Mar 31(2)	Dec 31 (3)	Sept 30 (4)	June 30	March 31	Dec 31(5)
Revenue	$94.3	$70.8	$67.7	$75.7	$60.6	$76.5	$72.0	$85.1
Cost of product sold	$(33.3)	$(30.1)	$(35.8)	$(43.0)	$(38.4)	$(43.3)	$(38.1)	$(44.7)
Gross profit	$59.6	$39.5	$30.7	$31.1	$21.3	$32.1	$32.6	$39.0
Net income (loss) for period	$31.4	$7.7	$(53.0)	$45.4	$16.3	$15.3	$15.5	$11.3
Income (loss) per share attributable to
owners of the Company
- Basic	$0.36	$0.09	$(0.62)	$0.53	$0.19	$0.18	$0.18	$0.13
- Diluted	$0.34	$0.08	$(0.62)	$0.49	$0.18	$0.17	$0.17	$0.13
Weighted average number of common shares
outstanding
- Basic	86,448,318	85,933,443	85,759,194	85,620,168	85,505,675	85,032,841	84,804,389	84,736,476
- Diluted	91,961,897	91,428,969	85,759,194	91,670,988	91,320,363	90,696,926	89,917,828	89,191,707

Notes:

1.	During the quarter ended June 30, 2020, the Company had an overall net income of $7.7 million, despite $16.3 million in foreign exchange losses. The foreign exchange losses were comprised of a foreign exchange loss on unrealized derivative contracts of $8.5 million, a foreign exchange loss on realized derivative contracts of $4.4 million, and a foreign exchange loss on USD denominated debt of $3.0 million in MCSA for which the functional currency is the BRL. As with the preceding quarter, the foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

2.	During the quarter ended March 31, 2020, the Company recognized a $81.9 million in foreign exchange losses. The foreign exchange losses were mainly comprised of a $26.9 million loss associated with USD denominated debt held by MCSA, whose functional currency is the BRL, and $52.7 million losses associated with unrealized losses on foreign exchange currency collar contracts. These foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and the BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

3.	During the quarter ended December 31, 2019, the Company recognized a $25.2 million income tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

4.	During Q3 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, for which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including income taxes and taxes on future sales.

5.	During the quarter ended December 31, 2018, MCSA began commercial production of the Vermelhos Mine. This resulted in increased sales this quarter, generating higher net income for the period.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2020, the Company held cash and cash equivalents of $54.3 million. Cash and cash equivalents are primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Ero Copper Corp. September 30, 2020 MD&A	Page 17

Cash and cash equivalents have increased by $32.9 million since December 31, 2019. The Company’s cash flows from operating, investing, and financing activities during YTD 2020 are summarized as follows:

•	Cash from operating activities of $124.2 million

•	Cash from financing activities of $3.5 million, including:

o   $56.8 million proceeds from new loans and borrowings;

o   $3.1 million proceeds from exercise of stock options and warrants;

o   $1.5 million released from restricted cash

net of:

o   $44.6 million of repayment on loans and borrowings;

o   $7.9 million of payment of interest on loans and borrowings;

o   $3.2 million of lease payments;

o   $2.3 million of other finance expenses

Partially offset by:

•	Cash used in investing activities of $85.3 million, including:

o   $85.8 million of additions to mineral property, plant and equipment;

o   $0.1 million of additions to exploration and evaluation assets net of:

o	$0.7 million from financial investments

As at September 30, 2020, the Company had working capital deficit of $9.4 million, arising primarily as a result of unrealized mark-to-market values associated with foreign currency derivative contracts.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company will continuously monitor its capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. While the Company has been successful in securing financing to date, there are no guarantees that it will be able to secure such financing in the future on terms acceptable to the Company, if at all. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

At September 30, 2020, we had unrestricted cash and cash equivalents of $54.3 million compared to $21.5 million at December 31, 2019. The increase is primarily due to an increase in cash from operations, and draw-downs under various credit facilities as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. We have no immediate need for the funds; however, proceeds will be used for general corporate purposes as required.

Contractual Obligations and Commitments

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Ero Copper Corp. September 30, 2020 MD&A	Page 18

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic Risk

The outbreak of COVID-19 has had a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain the outbreak may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

The global pandemic could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Cash and cash equivalents	$54,341	$21,485
Restricted cash	-	1,500
Accounts receivable	14,060	7,680
Deposits and other non-current assets	952	2,396
	$69,353	$33,061

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the three and nine months ended September 30, 2020 nor recognized a provision for credit losses.

Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At September 30, 2020, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $341.4 million with an average floor rate of 4.02 BRL to 1.00 US Dollar and an average cap rate of 4.70 BRL to 1.00 US Dollar (December 31, 2019 - notional amount of $336.6 million in foreign exchange forward collar contracts). The maturity dates of these contracts are from October 28, 2020 to May 20, 2022 and are financially settled on a net basis. The fair value of these contracts at September 30, 2020 was a liability of $62.2 million (December 31, 2019 - $nil), which is included in Derivatives in the statement of financial position. The change in fair value of foreign exchange collar contracts was a loss of $1.1 million and $62.2 million for the three and nine months ended September 30, 2020, respectively, (a loss of $1.4 million and $1.7 million for the three and nine months ended September 30, 2019, respectively) and has been recognized in foreign exchange loss. In addition, during the three and nine months ended September 30, 2020, the Company recognized a realized loss of $6.0 million and $13.0 million, respectively (a realized loss of $0.8 million and $0.1 million for the three and nine months ended September 30, 2019, respectively) related to the settlement of foreign currency forward collar contracts.

Ero Copper Corp. September 30, 2020 MD&A	Page 19

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its term facilities of $150.0 million, Brazilian Real denominated bank loans of $4.3 million, Brazilian Real denominated lines of credit of $2.7 million, and Brazilian Real denominated equipment finance loans of $1.2 million. Based on the Company’s net exposure at September 30, 2020, a 1% change in the variable rates would have an impact of $1.6 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at September 30, 2020, the Company has entered into an interest rate swap contract to manage interest rate risk. The floating interest on a notional amount of $65.0 million was swapped for a fixed interest rate of 2.69%. The fair value of this contract at September 30, 2020 was a liability of $2.8 million (December 31, 2019 - $1.7 million) and was included in derivatives in the statement of financial position. The realized loss on the interest rate swap contract was $0.4 million and $0.8 million for the three and nine months ended September 30, 2020, respectively, and was included in finance expense. In addition, the Company recognized an unrealized gain of $0.4 million and an unrealized loss of $1.2 million on the interest rate swap contract for the three and nine months ended September 30, 2020, respectively, which was included in finance expense.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2019 and dated March 12, 2020 (the “AIF”).

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at September 30, 2020, the Company had no material off-balance sheet arrangements.

Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a material cash outflow will occur. While the Company believes that the majority of these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $19.7 million as at September 30, 2020 (December 31, 2019 - $31.1 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Outstanding Share Data

At November 5, 2020, the Company had 86,842,593 common shares, 4,262,592 stock options, 2,599,996 warrants, and 438,463 performance share units issued and outstanding.

Ero Copper Corp. September 30, 2020 MD&A	Page 20

Related Party Disclosures

For the three months ended September 30, 2020, amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the three and nine months ended September 30, 2020 was $1.8 million and $5.4 million, respectively ($1.5 million and $4.4 million for the three and nine months ended September 30, 2019, respectively). In addition, nil options and 4,904 deferred share units (“DSUs”), and 43,456 options and 42,225 DSUs were issued to non-executive directors during the three and nine months ended September 30, 2020, respectively (40,000 options and 165,000 options for the three and nine months ended September 30, 2019, respectively). $1.1 million and $4.0 million was recognized in share-based compensation expense for the three and nine months ended September 30, 2020, respectively, for options, performance share units, and DSUs issued ($1.0 million and $3.3 million for the three and nine months ended September 30, 2019, respectively).

During the three and nine months ended September 30, 2020, key management personnel exercised 150,000 and 398,555 options, as well as 100,000 and 200,000 warrants, for cash proceeds to the Company of $0.9 million and $1.4 million, respectively (66,666 and 176,666 options, respectively, for cash proceeds of $0.1 million and $0.3 million for the three and nine months ended September 30, 2019, respectively).

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s December 31, 2019 consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, and decommissioning liabilities provisions involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

In preparing its financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Ero Copper Corp. September 30, 2020 MD&A	Page 21

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. For a description of the critical judgements in application of the accounting policies and information about assumptions and estimations uncertainties, refer to the Company’s MD&A for the year ended December 31, 2019, which is available on SEDAR at www.sedar.com.

Local Currency Operating Metrics – Presented in Brazilian Real

	2020 - Q3		2020 - Q2	2020 - YTD	2019 - Q3	2019 - YTD
Costs (MCSA Operations)
Mining[1] - UG (Pilar)	R$	35,661	35,146	99,803	38,218	116,756
- UG (Vermelhos)		32,421	30,190	93,801	24,920	70,740
- OP		-	-	-	761	8,492
Processing		22,703	19,496	61,248	21,309	60,792
Indirect		15,774	13,456	41,859	10,504	33,784
Production costs[1]		106,559	98,288	296,711	95,712	290,564
By-product credits		(27,128)	(21,162)	(64,082)	(12,720)	(33,947)
Treatment, refining and other		2,367	8,751	9,491	2,622	3,463
C1 cash costs	R$	81,798	85,877	242,120	85,614	260,080

Breakdown Mined and Processed (tonnes)
UG Mined		647,281	672,679	1,932,470	677,535	1,852,128
OP Mined		-	-	-	15,259	727,578
Total Mined (t):		647,281	672,679	1,932,470	692,794	2,579,706
Total Processed (t)		553,148	627,071	1,788,178	587,915	1,835,527
Cu Production (t)		10,961	11,178	32,796	9,674	30,792
UG Mining Total - R$/tonne mined		105.18	97.13	100.18	93.19	101.23
Pilar - R$/tonne mined		87.16	87.47	84.95	87.91	96.09
Vermelhos - R$/tonne mined		136.14	111.45	123.81	102.63	111.05
OP Mining - R$/tonne mined[2]		n/a	n/a	n/a	49.89	11.67
Processing - R$/tonne processed		41.04	31.09	34.25	36.25	33.12
Indirect - R$/tonne processed		28.52	21.46	23.41	17.87	18.41

Footnotes

General - Above only includes amounts from MCSA. NX Gold operations are excluded.

[1] - Beginning in Q3 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

[2] - There was no OP production in YTD 2020.

Ero Copper Corp. September 30, 2020 MD&A	Page 22

Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

	2020 - Q3	2020 - Q2	2020 - YTD	2019 - Q3	2019 - YTD
MCSA Operations
Pilar Mine and Caraíba Mill Complex	14,283	17,859	43,838	13,945	28,412
Vermelhos Mine	3,804	4,240	10,667	4,692	15,512
Boa Esperanҫa Project	58	26	129	208	1,083
Capital Expenditure	18,145	22,125	54,634	18,845	45,007
Capex Development (included in above)	8,156	7,489	24,818	9,089	20,769

Exploration	9,446	7,887	24,696	10,442	24,617

NX Gold Operations
Capital Expenditure	3,028	2,990	9,444	2,314	7,102
Capex Development (included in above)	1,698	1,737	5,268	317	607

Exploration	965	977	3,145	1,269	4,008

NON-IFRS MEASURES

Financial results of the Company are prepared in accordance with IFRS. The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted earnings (loss) per share, net debt and working capital, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Ero Copper Corp. September 30, 2020 MD&A	Page 23

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of goods sold, its most directly comparable IFRS measure.

	2020 - Q3	2020 - Q2	2020 - YTD	2019 - Q3	2019 - YTD
Reconciliation:
Cost of Product Sold	$28,168	$25,645	$83,767	$32,396	$99,987
Add (less):
Depreciation/amortization/depletion	(9,593)	(8,565)	(27,724)	(9,675)	(28,979)
Incentive payments	(714)	(672)	(1,980)	-	-
Net change in inventory	891	700	1,383	544	740
Transportation costs & other	1,043	844	2,907	902	3,119
By-product credits	(5,042)	(3,927)	(12,512)	(3,202)	(8,721)
Treatment, refining, and other	469	1,645	1,746	632	879
Foreign exchange translation adjustments	11	288	300	(77)	(143)
C1 cash costs	$15,233	$15,958	$47,887	$21,520	$66,881

	2020 - Q3	2020 - Q2	2020 - YTD	2019 - Q3	2019 - YTD
Costs
Mining[1]	$12,654	$12,125	$38,280	$16,083	$50,629
Processing	4,220	3,618	12,111	5,363	15,629
Indirect	2,932	2,497	8,262	2,644	8,465
Production costs[1]	19,806	18,240	58,653	24,090	74,723
By-product credits	(5,042)	(3,927)	(12,512)	(3,202)	(8,721)
Treatment, refining and other	469	1,645	1,746	632	879
C1 cash costs	$15,233	$15,958	$47,887	$21,520	$66,881

Costs per pound
Payable copper produced (lb)	24,164	24,643	72,302	21,327	67,884
Mining[1]	$0.52	$0.49	$0.53	$0.75	$0.75
Processing	$0.17	$0.15	$0.17	$0.25	$0.23
Indirect	$0.12	$0.10	$0.11	$0.12	$0.12
By-product credits	$(0.21)	$(0.16)	$(0.17)	$(0.15)	$(0.13)
Treatment, refining and other	$0.02	$0.07	$0.02	$0.03	$0.01
C1 cash cost of copper produced (per lb)	$0.63	$0.65	$0.66	$1.01	$0.99

[1] - Beginning in Q3 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

Ero Copper Corp. September 30, 2020 MD&A	Page 24

C1 Cash Cost of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce to cost of goods sold, its most directly comparable IFRS measure.

	2020 - Q3	2020 - Q2	2020 - YTD	2019 - Q3	2019 - YTD
Reconciliation:
Cost of Product Sold	$5,169	$4,469	$15,495	$5,982	$19,813
Add (less):
Depreciation/amortization/depletion	(818)	(663)	(2,364)	(1,051)	(5,026)
Incentive payments	(116)	(103)	(391)	-	-
Net change in inventory	(134)	90	(115)	235	590
By-product credits	(134)	(77)	(283)	(47)	(214)
Foreign exchange translation adjustments	3	102	114	(21)	(28)
C1 cash costs	$3,970	$3,818	$12,456	$5,098	$15,135

	2020 - Q3	2020 - Q2	2020 - YTD	2019 - Q3	2019 - YTD
Costs
Mining[1]	$1,980	$1,790	$5,914	$2,474	$7,551
Processing	1,544	1,496	4,838	1,821	5,314
Indirect	580	609	1,987	850	2,484
Production costs[1]	4,104	3,895	12,739	5,145	15,349
By-product credits	(134)	(77)	(283)	(47)	(214)
C1 cash costs	$3,970	$3,818	$12,456	$5,098	$15,135

Costs per ounce
Payable gold produced (ounces)	9,436	8,739	26,041	4,356	24,391
Mining[1]	$210	$205	$227	$568	$309
Processing	$164	$171	$186	$418	$218
Indirect	$61	$70	$76	$195	$102
By-product credits	$(14)	$(9)	$(11)	$(12)	$(8)
C1 cash cost of gold produced (per ounce)	$421	$437	$478	$1,169	$621

[1] - Beginning in Q3 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

Ero Copper Corp. September 30, 2020 MD&A	Page 25

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non-recurring items and/or items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:

-	Recovery of valued added taxes
-	Foreign exchange loss
-	Loss on gold hedge contracts
-	Share based compensation
-	Loss on debt settlement

	2020 - Q3	2020 - Q2	2020 - YTD	2019 - Q3	2019 - YTD
Reconciliation:
Net income (loss)	$31,443	$7,708	$(13,844)	$16,307	$47,046
Adjustments:
Finance expenses	3,397	2,845	12,893	5,206	18,414
Tax expense (recovery)	6,806	3,589	(4,309)	2,825	7,583
Depreciation/amortization/depletion	10,445	9,261	30,187	10,768	34,129
EBITDA	52,091	23,403	24,927	35,106	107,172
Recovery of value added taxes	-	-	-	(21,584)	(21,584)
Foreign exchange loss	8,703	16,322	106,947	10,866	9,571
Loss on gold hedge contracts	-	-	-	1,514	1,514
Share based compensation	1,743	2,723	6,515	1,353	4,488
Loss on debt settlement	-	-	-	-	1,783
Adjusted EBITDA	$62,537	$42,448	$138,389	$27,255	$102,944

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use this information to evaluate the Company’s performance. The Company excludes the following items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations: i) net recovery of value added taxes, ii) share based compensation, iii) unrealized foreign exchange loss on USD denominated debt in MCSA, iv) unrealized loss on foreign exchange derivative contracts, net of tax, v) unrealized loss (gain) on interest rate derivative contracts, vi) loss on debt settlement, and vii) unrealized loss on gold hedge contracts. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a detailed reconciliation of net income (loss) attributable to owners of the Company as reported in the Company’s consolidated financial statements to adjusted net income attributable to owners of the Company and Adjusted EPS.

Ero Copper Corp. September 30, 2020 MD&A	Page 26

	2020 - Q3	2020 - Q2	2020 - YTD	2019 - Q3	2019 - YTD
Reconciliation:
Net income (loss) as reported attributable to the owners of the Company	$31,063	$7,526	$(14,164)	$16,280	$46,714
Adjustments for:
Net recovery of value added taxes	-	-	-	(17,783)	(17,783)
Share based compensation	1,743	2,723	6,515	-	-
Unrealized foreign exchange loss on USD denominated debt in MCSA	2,026	2,984	31,775	9,559	8,126
Unrealized loss on foreign exchange derivative contracts, net of tax	2,256	7,151	52,488	1,398	1,653
Unrealized loss (gain) on interest rate derivative contracts	(386)	(131)	1,175	-	-
Loss on debt settlement	-	-	-	-	1,776
Unrealized loss on gold hedge contracts	-	-	-	719	719
Adjusted net income attributed to owners of the Company	$36,702	$20,253	$77,789	$10,173	$41,205
Weighted average number of common shares - basic	86,448,318	85,933,443	86,048,450	85,505,675	85,117,603
Weighted average number of common shares - diluted	91,961,897	91,428,969	91,676,209	91,320,363	91,006,581
Adjusted earnings per share - basic	$0.42	$0.24	$0.90	$0.12	$0.48
Adjusted earnings per share - diluted	$0.40	$0.22	$0.85	$0.11	$0.45

Note - Starting in the fourth quarter of 2019, share based compensation is included as an adjustment to the calculation of Adjusted EPS.

Net Debt

Net debt is determined based on cash and cash equivalents, restricted cash and loans and borrowings as reported in the Company’s consolidated financial statements. The Company uses net debt as a measure of the Company’s ability to pay down its debt. The following table provides a calculation of net debt based on amounts presented in the Company’s consolidated financial statements as at September 30, 2020, June 30, 2020, December 31, 2019, and September 30, 2019.

	September 30,	June 30,	December 31,	September 30,
	2020	2020	2019	2019
Cash and cash equivalents	$54,341	$51,617	$21,485	$21,716
Restricted cash	-	750	1,500	1,875
Less: Current portion of loans and borrowings	(17,325)	(25,793)	(18,984)	(10,648)
Long-term portion of loans and borrowings	(155,403)	(157,482)	(140,386)	(146,323)
Net Debt	$(118,387)	$(130,908)	$(136,385)	$(133,380)

Working Capital (Deficit) and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facilities in place. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at September 30, 2020 and December 31, 2019.

	September 30,	December 31,
	2020	2019
Current Assets	$103,658	$75,565
Less: Current Liabilities	(113,098)	(80,481)
Working Capital (Deficit)	$(9,440)	$(4,916)
Available undrawn revolving credit facilities	8,000	30,000
Available Liquidity	$(1,440)	$25,084

Ero Copper Corp. September 30, 2020 MD&A	Page 27

Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company uses the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There were no changes in the Company’s ICFR that materially affected, or are reasonably likely to materially affect, ICFR during Q3 2020.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following reports:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2019 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated November 25, 2019 with an effective date of September 18, 2019, prepared by Rubens Jose De Mendonça, MAusIMM, of Planminas – Projectos e Consultoria em Mineração Ltd. (“Planminas”), Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, and Bernardo Horta de Cerqueira Viana, MAIG, all of GE21 Consultoria Mineral Ltda. (“GE21”), and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Vale do Curaçá Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated February 3, 2020 with an effective date of September 30, 2019, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Feasibility Study, Technical Report for the Boa Esperança Copper Project, Pará State Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK” or “SRK Brazil”) as at the date of the report (now of Planminas) and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Boa Esperança Feasibility Study”).

Reference should be made to the full text of the Vale do Curaçá Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

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Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Company's expected operations at the Vermelhos and Pilar Mines as well as at the NX Gold Property, the estimation of mineral reserves and mineral resources, the significance of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the significance of any drill results or new discoveries and targets, including without limitation extensions of defined mineralized zones, possibilities for mine life extensions or continuity of high-grade mineralization, the recoverable value of any metals other than copper, further extensions and expansion of mineralization near the Company’s existing operations and throughout the Curaçá Valley or the NX Gold Mine, the impact of the COVID-19 pandemic on the Company’s planned drill programs, the timeline for issuance of updated mineral resource, mineral reserves, mine plans and associated technical reports for the Vale do Curaca Property and the NX Gold Mine, the significance of any potential optimization initiatives in connection with the Boa Esperanca development project and the potential issuance, and timing of, an OFS, the representativeness of the material tested in the Company’s ore sorting trial campaign to actual results of each of the mines tested during the campaign, the timing and expected outcome of the Company's updated life-of-mine plan including the potential implementation of ore sorting in those plans at any of the Company's operations including the Vermelhos District, any potential savings on transport costs, any potential reduction in water, diesel and electricity use, as well as any proposed reductions in flotation tailings as a result of ore sorting implementation, which may or may not occur in any capacity at the Company's operations or life-of-mine plans now or in the future, the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, the impact of new accounting standards and amendments on the Company's financial statements, and current global macroeconomic uncertainty stemming from the COVID-19 pandemic and its impact on the Company’s business, financial condition, results of operations, cash flows and prospects.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this MD&A including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Vale do Curaçá Property, NX Gold Property and the Boa Esperanҫa Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

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Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with Measured or Indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an Inferred mineral resource will be upgraded to an Indicated or Measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, Inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com.

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